T 952-947-7777 | 7201 Metro Boulevard | Minneapolis, Minnesota 55439

February 28, 2013

Via EDGAR

Securities and Exchange Commission

Attention:  Larry Spirgel

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Regis Corporation
Form 10-K for the Year Ended June 30, 2012
Filed August 29, 2012
File No. 1-12725

Form 10-Q for the Quarterly Period Ended December 31, 2012
Filed February 4, 2013
File No. 1-12725

Dear Mr. Spirgel:

On behalf of Regis Corporation (“Regis” or the “Company”), we hereby respond to the Staff’s comment letter dated February 14, 2013.  This letter contains our responses to the Staff’s comments.  The Staff’s comments have been reproduced here in italics and the Company’s responses are detailed under those comments.

Form 10-K for the Fiscal Year Ended June 30, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Gross Margin (Excluding Depreciation), Service Margin (Excluding Depreciation) and Product Margin (Excluding Depreciation), pages 47 and 48

1.              Since you exclude depreciation from gross, service and product margins, these measures are non-GAAP.  To avoid placing undue prominence to such non-GAAP measures, please present them after your discussion of GAAP operating results.  Additionally, reconcile each non-GAAP measure to the most comparable GAAP measure, “gross margin” that includes the allocation of applicable depreciation and amortization in cost of revenue.  Please revise or advise.

Response

In future filings, the Company will no longer discuss gross margin (excluding depreciation), service margin (excluding depreciation) and product margin (excluding depreciation) within Management’s Discussion and Analysis of Financial Condition and Results of Operations or elsewhere in our filed periodic reports.

Instead, the Company will discuss in Management’s Discussion and Analysis of Financial Condition and Results of Operations the changes in the cost of service and cost of product lines within the Statement of Operations.

Form 10-Q for the Quarterly Period Ended December 31, 2012

Management’s Overview, page 26

2.              We note your reference to the review of your non-core assets.  Please tell us and discuss in more detail the nature of your review and any impact such review may have on your future operations.  We note that the Company has disposed of its Hair Restoration Business and its equity interest in Provalliance, a substantial component of its European operations, during the first half of fiscal year 2013.

Response

In future filings, the Company will expand the disclosure on the nature of the Company’s strategic review of non-core assets and the impact the review may have on our future operations. In particular, we will note that the purpose of our review is to determine whether certain of our assets and businesses that are outside our core business of operating beauty salons should be retained by the Company or whether there are beneficial opportunities to dispose of those assets, with a view toward improving our long-term profitability and monetizing certain of our investments.  We will note that executing on the sale of non-core assets may impact our operations by decreasing our total revenues, operating expenses and income or loss from equity method investments. For any particular transaction that is announced, we will disclose the impact those assets and businesses had on our operations.  In regards to the previously disclosed Hair Restoration and Provalliance transactions, Hair Restoration operates as a stand-alone business with a home office support function, located in Florida that is separate from Regis’ cost structure and Provalliance was operated independently from Regis with no cost allocations from Regis.

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As specifically requested by the Commission, we acknowledge that:

•                  We are responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter responds adequately to the Staff’s concerns. If you have any further comments or concerns, please do not hesitate to contact me at (952) 947-7777.

Sincerely,

/s/ Steven M. Spiegel
Steven M. Spiegel
Executive Vice President and Chief Financial Officer

cc:	Dean Suehiro, Senior Staff Accountant Robert Shapiro, Staff Accountant